Orbital Corporation Limited ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
OTCBB Code: OBTLY
FOR IMMEDIATE RELEASE: 20 March 2008

ORBITAL CEO TO STEP DOWN

PERTH, AUSTRALIA – International clean energy technology group Orbital Corporation Limited (ASX: OEC – “Orbital”) announced today that its Chief Executive Officer, Dr Rodney Houston, would be standing down from his executive role at Orbital.

Peter Day, Chairman of Orbital, said, “On behalf of the Board and all employees, we will be very sad to see Rod leave Orbital after nearly 20 years of successful and productive contribution to the organisation. We fully respect and understand Rod’s desire to return to Ireland and give him and his family our very best wishes for the future.”

Dr Houston will remain as CEO with Orbital until the end of June and assist with the transition and induction of a new CEO. Dr Houston has also agreed to continue a relationship with Orbital and will take up an appropriate access arrangement.

Dr Houston said, “My decision to step down is a personal one and reflects my desire to embark on a new chapter in my life. This is a wonderfully innovative industry and Orbital is well positioned to take advantage of its existing and emerging clean energy solutions.”

The Board has commenced its review for his successor and will consider both internal and external candidates.

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

ENDS

CONTACTS	Australia: Mr Peter Day Chairman Mob: +61(0)407 849 965 Mr Keith Halliwell Company Secretary Tel: +61 (8) 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au